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Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall
John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation
Draft Registration Statement on Form S-1
Submitted April 9, 2024
CIK No.: 0001997652

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the public filing of an amendment to the Registration Statement on Form S-1 (the “Public Filing No. 1”) which reflects the Company’s responses to the comment letter received by the Company on April 22, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Draft Registration Statement previously confidentially submitted by the Company on April 9, 2024 to the SEC (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto or a statement identifying the location in Public Filing No. 1 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Public Filing No. 1 and all references to page numbers in such responses are to page numbers in Public Filing No. 1.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Consolidated Financial Data, page 17

1.

Tell us why you have not adjusted weighted average number of common shares outstanding and net loss per common share for the years ended June 30, 2023, and 2022 to reflect a one for two hundred (1:200) exchange ratio (“Exchange Ratio”) of all of your issued and outstanding common stock disclosed on page F-6. Please revise or advise.

May 3, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 20 of Public Filing No. 1.

Industry

Australian Natural Gas and Natural Gas Liquids Reserves, page 83

2.

We have read your response to prior comment 4 and the revised disclosure on page 83; however, the statement, “These definitions are not comparable to the definitions of “proved reserves” and “possible reserves” used by us and the SEC” appears to be a misstatement and should read “probable reserves” rather than “possible reserves.” Please review and revise as necessary.

Response: We acknowledge the Staff’s comment and note that we have revised the Registration Statement accordingly. Please see page 84 of Public Filing No. 1.

Business

Our Assets Within the Beetaloo, page 94

3.

We note you disclose the Company “currently holds interests in seven EPs and one EP(A)”; however, based on additional disclosure information provided and the acreage table on page 95, it appears the Company holds interests in six EPs and one EP(A) for a total of seven. Please review and revise as necessary.

Response: We acknowledge the Staff’s comment and note that we have revised the Registration Statement accordingly. Please see page 95 of Public Filing No. 1.

Index to Consolidated Financial Statements and Supplementary Information

Notes to the Condensed Consolidated Financial Statements, page F-6

4.

We note you recorded $63,811,478 of proceeds from the issuance of shares in your statement of cash flows for the six months ended December 31, 2023. In addition, we note the increase in shares outstanding from 7,080,054 at June 30, 2023 to 9,857,888 at December 31, 2023. Please address the following:

•

We noted you address the July 2023 and December 2023 capital raises in your subsequent event footnote on page F-44. Please provide a reconciliation of the shares issued and amounts included in this disclosure to the $63,811,478 of proceeds recorded in the six months ended December 31, 2023.

•

Please revise your footnotes to the interim financial statements to address the capital raises that occurred in the period reconciling to shares issued and outstanding at December 31, 2023 reflected on page F-2.

Response: We acknowledge the Staff’s comment and note that we have revised the Registration Statement accordingly. Please see pages F-5, F-13, F-17, F-18, and F-45 of Public Filing No. 1.

Consolidated Balance Sheets, page F-19

5.

We note your disclosure on page F-6 that “As a result of the reorganization, we became the parent company of TR Ltd., and for financial reporting purposes, the historical financial statements of TR Ltd. have become our historical financial statements as a continuation of the predecessor.” Tell us how you retroactively adjusted the financial statements for the year ended June 30, 2023, and 2022 to reflect a one for two hundred (1:200) exchange ratio (“Exchange Ratio”) of all of your issued and outstanding common stock. Please revise or advise.

May 3, 2024

Response: We acknowledge the Staff’s comment and have included the financial statements of Tamboran Resources Corporation for the years ended June 30, 2023 and 2022, which have been retroactively adjusted for the change in reporting entity and reflect the effect of the Exchange Ratio. See pages F-20 - F-25 of Public Filing No. 1.

**********

If you have any questions regarding the foregoing responses or Public Filing No. 1, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP